UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☒ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SGOCO Group, Ltd.

Full Name of Registrant

N/A
Former Name if Applicable

Room 1301, 13/F, Golden Centre,188 Des Voeux Road Central

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SGOCO Group, Ltd. (the "Company") could not complete the filing of its Annual Report on Form 20-F for the period ended December 31, 2016, due to a delay in obtaining and compiling information required to be included in the Company's Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony Zhong	86	13911053168
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2016 fiscal year:

Revenue We anticipate that we will report that our sales were $5.1 million for the year ended December 31, 2016, which increased by $3.1 million, or 163.9% from $1.9 million in the year ended December 31, 2015. The increase in revenue was primarily due to our expanded operations.

Cost of goods sold We anticipate that we will report that for the year ended December 31, 2016, cost of goods sold increased by $3.0 million, or 166.5%, to $4.8 million from $1.8 million for the year ended December 31, 2015. The increase was in line with the revenue growth.

Gross profit We anticipate that we will report that gross profit for the fiscal year ended December 31, 2016 was $0.2 million, an increase of $0.1 million, or 112.6% from $0.1 million for the prior fiscal year.

General and administrative expenses We anticipate that we will report that during the year ended December 31, 2016, general and administrative expenses amounted to approximately $4.1 million for the year ended December 31, 2016, $2.6 million or 175.8% higher than $1.5 million for the previous fiscal year. General and administrative expenses include office staff salary and benefits, legal, auditors’ and consultants’ fees, office expenses, travel expenses, entertainment, research and development and similar costs. The increase of G&A expenses was mainly due to amortization of intangible assets on the Company’s newly acquired subsidiary – Boca International Limited.

SGOCO Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 4/28/2017	By:	/s/ Shi-Bin Xie
Shi-Bin Xie
	Title:	Chief Executive Officer